UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 1

Carbon Black, Inc.

(Name of Subject Company)

Carbon Black, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

14081R103

(CUSIP Number of Class of Securities)

Eric J. Pyenson

Senior Vice President & General Counsel

Carbon Black, Inc.

1100 Winter Street

Waltham, Massachusetts 02451

(617) 393-7400

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Kenneth J. Gordon, Esq.

James A. Matarese, Esq.

Blake Liggio, Esq.

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

(617) 570-1000

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 6, 2019 (together with the exhibits thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by Carbon Black, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the cash tender offer by Calistoga Merger Corp., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of VMware, Inc., a Delaware corporation (“VMware”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share (the “Shares”) at a price per Share equal to $26.00, net to the seller of such Shares in cash, without interest and subject to any tax withholding required by applicable law. The tender offer is disclosed in the Tender Offer Statement on Schedule TO filed by VMware and Merger Sub with the SEC on September 6, 2019, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 6, 2019, and in the related Letter of Transmittal, which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8.         Additional Information.

Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph at the end of the first paragraph of the section entitled “Regulatory Approvals.”, which begins on page 45 of the Schedule 14D-9:

“On September 9, 2019, the FTC granted early termination of the HSR Act waiting period applicable to the Offer, effective September 9, 2019. On September 10, 2019, VMware and the Company issued a joint press release announcing the early termination of the waiting period under the HSR Act applicable to the Offer. The full text of the press release is attached as Exhibit (a)(5)(Q) to the Schedule TO and is incorporated herein by reference.”

Item 9.         Exhibits.

Item 9 (“Exhibits”) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibit:

(a)(5)(D)

Joint Press Release issued by VMware and the Company dated September 10, 2019 (incorporated by reference to Exhibit (a)(5)(Q) to Amendment No. 1 to the Tender Offer Statement on Schedule TO filed by VMware, Inc. and Calistoga Merger Corp. on September 10, 2019).

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 10, 2019

Carbon Black, Inc.

By:	/s/ Stephen Webber
Name:	Stephen Webber
Title:	Executive Vice President and Chief Financial Officer

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